भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/ 818

दिनांक / तारीख / Date : 24.03.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

03 MAR 20 AM 7:21

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT:CLAUSE 36
RECOVERIES MADE DURING 2002-2003 IN SUITS FILED BY THE BANK

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/812 dated the March 24, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

03050441

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

SUPPL

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No.: CO/S&B/VR/2003/812   दिनांक / तारीख / Date : 24.03.2003

Dear Sir,

<u>LISTING AGREEMENT:CLAUSE 36</u>
<u>RECOVERIES MADE DURING 2002-2003 IN SUITS</u>
<u>FILED BY THE BANK</u>

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has recovered Rs.698.32 lacs during 2002-2003 in respect of legal cases filed for recovery in securities transactions pertaining to the year 1991-92. These recoveries shall be accounted for at the time of finalization of acounts for the year 2002-2003.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

शे. एवं बां.
SHARES & BONDS
CORPORATE CENTRE, MUMBAI